Filed by First Mid-Illinois Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: SCB Bancorp, Inc.
First Mid Exchange Act File No.: 001-36434

To:    All First Mid Employees
From:    Joe Dively, Chairman and CEO
Date:    June 12, 2018
Re:    First Mid to Acquire SCB Bancorp, Inc.

We are very pleased to announce today that we entered into a definitive agreement to acquire SCB Bancorp, Inc. (“Soy Capital”), the holding company for Soy Capital Bank and Trust Company (“Soy Capital Bank”). The news release is attached.

Soy Capital is a $437 million asset financial services holding company headquartered in Decatur, IL and operates out of six key regions including Bloomington, Champaign, Decatur, Kankakee, Peoria and Springfield. Soy Capital Bank has 10 branch locations and provides full banking services, as well as two additional lines of business, insurance and ag services. The company has about 180 employees.

J.L. Hubbard Insurance and Bonds (“J.L. Hubbard”), a wholly owned subsidiary of Soy Capital Bank is the largest bank owned insurance company in the state of Illinois with gross revenues of approximately $10.1 million in 2017. This division is a full service insurance agency offering commercial insurance, personal insurance, employee benefit packages, and surety bonds. The agricultural services division is the largest farm manager in Illinois with approximately 248,000 acres of farmland under management across eleven states and also provides farmland brokerage and appraisal services.

In the joint news release, we communicated many reasons why we found Soy Capital attractive and a good fit for First Mid. All of First Mid’s lines of business, the bank, insurance and wealth and farm management, align perfectly with Soy Capital’s franchise. Soy Capital has a long history of delivering excellent service with a community-minded focus and an unmatched diversity of revenue.

We expect the transaction to close by late-2018 and to begin system conversion around April 2019. As essential information becomes available about the transaction closing and the integration and conversion processes, we will provide updates. Questions should be directed to your supervisor or manager.

If you receive any inquiries from the media or the public, please forward them to Laura ZuHone in Marketing & Corporate Communications at lzuhone@firstmid.com or 217-258-0675.

This acquisition meets our financial, risk, regulatory and market potential criteria and we believe it is a good fit for First Mid and one step closer to reaching our Achieve 2020 goals. Thanks to all of you for your diligence and hard work to provide services of which we can be proud and for all your contributions to our Company’s future.

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1421 Charleston Avenue Mattoon, Illinois 61938
(P) 217-258-0409 (F) 217-258-0485 (W) www.firstmid.com

Forward Looking Statements
This document may contain certain forward-looking statements about First Mid-Illinois Bancshares, Inc. (“First Mid”) and SCB Bancorp, Inc., an Illinois corporation (“SCB”), such as discussions of First Mid’s and SCB’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid and SCB intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and SCB, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and SCB will not be realized or will not be realized within the expected time period; the risk that integration of the operations of SCB with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approval; the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and SCB; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and SCB’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and SCB; and accounting principles, policies and guidelines. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information
First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of SCB that also constitutes a prospectus of First Mid, which will be sent to the stockholders of SCB. Investors in SCB are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to First Mid-Illinois Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or to SCB Bancorp, Inc., 455 North Main Street, Decatur, Illinois 62523, Attention: Investor Relations. A final proxy statement/prospectus will be mailed to the stockholders of SCB.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation
First Mid and SCB, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 16, 2018. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.